[Chapman and Cutler LLP Letterhead]

July 12, 2022

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on January 31, 2022 (the “Registration Statement”). The Registration Statement relates to the Innovator Hedged Tesla ETF (the “Fund”), a series of the Trust. The Fund previously filed a comment response letter on March 29, 2022, in response to comments given by the staff of the Commission (the “Staff”), a second comment response letter on May 12, 2022 (the “Second Comment Response Letter”), and a third comment response letter on June 23, 2022 (the “Third Comment Response Letter”), in response to subsequent comments received from the Staff. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The Staff notes the revised disclosure states, “[a]n investor’s possible return profile will also depend on the time at which such investor purchases Shares of the Fund. If an investor purchases shares of the Fund after the then-current Options Portfolio was initially executed…” Please add “and sells” after “purchases” in each instance.

Response to Comment 1

The disclosure has been revised in accordance with the Staff’s comment.

Comment 2 – Principal Investment Strategies

When disclosing the concept of the “Floor” throughout the Registration Statement, please make clear that there is no guarantee that the Fund will be successful in its attempt to provide the Floor.

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Principal Investment Strategies

Please bold the paragraph that begins, “The degree to which a shareholder may benefit from the upside exposure to TSLA…” to make the disclosure more prominent to assist a reasonable investor in locating the disclosure within the Registration Statement.

Response to Comment 3

The disclosure has been revised in accordance with the Staff’s comment.

Comment 4 – Third Comment Response Letter

The Staff reiterates its position in Comment 5 of the Third Comment Response Letter relating to Rule 156. The Staff believes the disclosure in question should be removed from the Registration Statement.

Response to Comment 4

The Fund respectfully disagrees with the Staff’s position relating to Rule 156. The Fund reiterates that this disclosure, in the Fund’s view, conveys additional relevant information to shareholders to show the potential return profile of the Fund. The Fund has previously revised its proposed disclosure to make it clear that these returns are not guaranteed, and that the upside limit could be below this range, including to zero. Additionally, the Fund notes that JPMorgan Hedged Equity 2 Fund provided in its registration prior to launch,1 the following:

“The put option spread is generally maintained at a level intended to protect the Fund from a decrease in the market of 5% to 20%, with potential upside generally capped at 3.5-5.5%. The upside cap could be more or less depending on market conditions. The options are systematically reset on at least a quarterly basis to better capitalize on current market conditions and opportunities while seeking to provide predictable returns in all market cycles.”

The Fund’s principal investment strategies, as reflected in the Fund’s post-effective filing to be made July 13, 2022, provides:

“The potential upside offered by the Fund by virtue of the Options Portfolio is limited, and such limit may vary widely from quarter to quarter. The limits to the upside performance of TSLA are dependent upon prevailing market conditions at the time the Fund enters into the option contracts and could fluctuate from one period to the next.”

1              JPMorgan Trust IV, File No. 333-208312.

In the “Additional Information about the Fund’s Principal Investment Strategies” section, the Fund has added the below disclosure:

“An investor in the Fund should note that the potential upside offered by the Fund by virtue of the Options Portfolio is limited, and such limit may vary widely from quarter to quarter. The Fund currently expects that this upside performance will generally be limited to a range of approximately [15]% to [30]% per quarter. There is no guarantee that the Fund in the future will provide upside participation to the price exposure of TSLA within this range, and the limit on upside participation to the price exposure of TSLA could be significantly less than this range and, under certain market conditions, could be zero. The limits to the upside performance of TSLA are dependent upon prevailing market conditions at the time the Fund enters into the option contracts and could fluctuate from one period to the next.”

The Fund notes has provided to the Staff the basis for its range listed above in supplemental correspondence.

Comment 5 – Third Comment Response Letter

In the Third Comment Response Letter, the Fund stated that CBOE continuously and automatically reviews for trading halts in all of the underlying securities for which options are listed. The Fund noted that, in this scenario, CBOE’s internal process would be triggered and trading on CBOE options and the Fund would be implemented instantaneously.

The Staff wants to better understand the process for the Fund generally, as well as how the process applies for options. In particular, is there any manual component to this process, and would a manual component contribute to any delay (either meaningful or otherwise)? Additionally, please describe how this process compares to the process for options, including any differences. For example, does this process govern all types of trading halts in the underlying security in the same way that it does for options? Please cite to any applicable listing rules as appropriate.

Response to Comment 5

The Fund notes there is no manual component to the listing exchange’s process. All of the processes of the listing exchange automatically are triggered when the relevant input is received. Specifically, if the primary listing exchange for TSLA (Nasdaq) communicates a trading halt, CBOE will receive the information from SIP and CBOE’s internal process automatically halts trading on TSLA, TSLA options and the Fund. CBOE also would then communicate the trading halt on the Fund to the SIP. Each of these occurrences are programmed to occur automatically, without a manual component. The Fund directs the Staff’s attention to Rule 20.3 of the CBOE BZX Exchange Inc.’s rules, and interpretation .01 thereunder for CBOE’s framework regarding trading halts on the Fund’s listing exchange.

Comment 6 – Statement of Additional Information

The Staff notes the “Suspension of Creations” section of the Registration Statement states, “The Fund reserves the absolute right to reject a creation order transmitted to it if…” Please revise this disclosure to state, “The Fund reserves the right to reject a creation order transmitted to it for any legally permitted reason if…”

Response to Comment 6

The disclosure has been revised in accordance with the Staff’s comment.

Comment 7 – Exhibits

The Staff notes the Fund indicated in its Third Comment Response Letter that the Trust and Adviser each intend to revise their respective code of ethics to contemplate single named ETFs and such amended code of ethics will be included in a subsequent post-effective filing for the Fund. Please supplementally confirm to the Staff that the Fund will also consider the impact on any relevant compliance policies and procedures to contemplate the impact of any single stock ETFs.

Response to Comment 7

The Fund confirms it will consider the impact on any relevant compliance policies and procedures to contemplate the impact of single stock ETFs.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:         /s/ Morrison C. Warren

Morrison C. Warren